Exhibit 21
Subsidiaries of The Medicines Company

Name of Subsidiary	Jurisdiction of Incorporation or Organization

MDCO Holdings C.V.	Netherlands
Targanta Development, L.P.*	Cayman Islands
Targanta Holdings, Inc.*	Delaware
Targanta Netherlands B.V.*	Netherlands
Targanta Research, LLC*	Delaware
Targanta Securities Corporation*	Massachusetts
Targanta Therapeutics Corporation*	Delaware
Targanta Therapeutics Inc.*	Canada
Targanta Therapeutics (Ontario), Inc.*	Canada
The Medicines Company France SAS	France
The Medicines Company Holdings, Inc.	Delaware
The Medicines Company (Deutschland) GmbH	Germany
The Medicines Company (Italy) S.r.l.	Italy
The Medicines Company (Leipzig) GmbH	Germany
The Medicines Company (NL) B.V.	Netherlands
The Medicines Company (Schweiz) GmbH	Switzerland
The Medicines Company UK Limited	England and Wales

*	Acquired in February 2009 in connection with The Medicines Company’s acquisition of Targanta Therapeutics Corporation